May 2018 Lender Presentation Covia Unimin and Fairmount Santrol to Create Filed by Fairmount Santrol Holdings Inc. Commission File No. 001-36670 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934   Subject Company: Fairmount Santrol Holdings Inc. Commission File No. 001-36670

Disclaimer and Forward Looking Statements CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION This presentation contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in the registration statement on Form S-4 filed by Unimin Corporation (“Unimin”) under "Risk Factors," and in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the Securities and Exchange Commission (“SEC”). Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the proposed transaction (the “merger”) with Unimin not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Unimin’s and/or Fairmount Santrol’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Unimin’s and/or Fairmount Santrol’s respective businesses; and the parties being unable to successfully implement integration strategies. While Unimin and/or Fairmount Santrol may elect to update forward-looking statements at some point in the future, Unimin and Fairmount Santrol specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today. Additional Information FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT, DATED APRIL 26, 2018, FOR THE SPECIAL MEETING OF FAIRMOUNT SANTROL STOCKHOLDERS SCHEDULED TO BE HELD ON MAY 25, 2018 AS FILED WITH THE SEC ON SCHEDULE 14A AND THE UNIMIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com. Participants in Solicitation Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger is included in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC.

Disclaimer and Forward Looking Statements (cont’d.) Note on Combined Company Data The combined company information included in this presentation has been prepared based on the arithmetic sum of the historical results of Fairmount Santrol and Unimin, and was not prepared in accordance with Regulation S-X of the SEC’s rules for pro forma financial information, and you should therefore not place undue reliance on this information. For a presentation of the combined company results for the year ended December 31, 2017, on a pro forma basis, prepared in accordance with the pro forma requirements of Regulation S-X, see Unimin’s Form S-4 which has been filed with the SEC. Financial Forecasts The information contained herein includes certain financial forecasts, statements, estimates and projections (collectively, the “financial forecasts”) with respect to, among other matters, anticipated future performance of Fairmount Santrol and Unimin and anticipated industry trends. These financial forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These financial forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Fairmount Santrol and Unimin. There can be no assurance that these financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The financial forecasts cover multiple years and become subject to greater uncertainty with each successive year. In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Fairmount Santrol’s and Unimin’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. The financial forecasts were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. As a result, the inclusion of the financial forecasts in this document should not be relied on as necessarily predictive of actual future events or results. None of Unimin, Fairmount Santrol or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial forecasts presented herein. None of Unimin, Fairmount Santrol or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation regarding the combined company’s ultimate performance compared to the information contained in the financial forecasts or that forecast results will be achieved.

Table of Contents Introduction Pg. 5 Merger Rationale & Covia Overview Pg. 10 Sibelco Overview Pg. 14 Unimin Overview Pg. 17 Fairmount Santrol Overview Pg. 22 Credit Highlights & Covia Business Overview Pg. 27 Financial Overview Pg. 43 Industry Update Pg. 47 Transaction Overview Pg. 54 Appendix Pg. 58 1 3 2 5 6 7 4 8 9 A

Section 1 Introduction Covia

Management Participants Kurt Decat Chief Financial Officer Jenniffer Deckard President, Chief Executive Officer (1) Covia Andrew Eich Executive Vice President, Chief Financial Officer (2) Covia Note: Covia (NYSE: CVIA) refers to the Combined Company following the closing of the merger Title reflects Jenniffer Deckard’s announced Covia position; currently serves as President and Chief Executive Officer of Fairmount Santrol Title reflects Andrew Eich’s announced Covia position; currently serves as Senior Vice President and Chief Commercial Officer of Unimin

Covia refers to the Combined Company following the closing of the merger Excludes Unimin’s high purity quartz business, which will be distributed to Sibelco. LTM Q1‘18 Pro Forma Adjusted EBITDA reflects preliminary Unimin estimates for the LTM period ended 3/31/2018. Covia LTM Q1‘18 Pro Forma Adjusted EBITDA, excluding synergies, reflects midpoint of estimated range of $550M to $553M Includes targeted synergies of approximately $150M Reflects pro forma balance sheet as of 3/31/2018 As of COB 12/8/2017 (measurement date in the merger agreement) On December 11, 2017, Fairmount Santrol (NYSE: FMSA) and Unimin, a wholly owned subsidiary of SCR-Sibelco NV (“Sibelco”), entered into a definitive agreement to combine in a cash and stock transaction to form Covia (NYSE: CVIA) (1) Covia creates the nation’s largest and most diversified provider of specialty sands to both the energy and industrial end markets >50M tons of annual processing capacity and ~1,370Mt of mineral reserves serving over 2,000 customers Asset portfolio includes some of the largest and lowest cost mines in the industry with an extensive and flexible nationwide rail logistics and terminal footprint The majority shareholder, Sibelco, is a global diversified industrial minerals company and a long-term shareholder Sibelco will own ~65% of Covia; existing Fairmount Santrol shareholders will own the remaining ~35% Strong free cash flow generation through-the-cycle drives flexibility in capital allocation, including rapid deleveraging of balance sheet Large, stable Industrial business accounts for ~36% of gross profit Q1‘18 LTM Pro Forma Adjusted EBITDA of ~$551M (2) (~$701M including run-rate synergies) (3) Financing & Closing In support of the transaction, Barclays and BNP will arrange $1.85Bn of Senior Secured Credit Facilities, including a $200M Revolving Credit Facility (the “Revolver”) and a $1.65Bn Senior Secured Term Loan (the “Term Loan”) 2.9x Net Debt / LTM Q1‘18 Pro Forma Adjusted EBITDA (pre-synergies); 2.3x post-synergies (2) (3) (4) Net proceeds will be used to finance the merger of Fairmount Santrol and Unimin and to refinance existing indebtedness Covia remains committed to further deleveraging its capital structure, reducing overall debt and improving liquidity over the next 12 months; within 2018, anticipate Net Debt / Pro Forma Adjusted EBITDA of ~2x, excluding synergies Pro forma for the transaction, Moody’s and S&P have provided ratings of Ba3/BB Corporate Family and Ba3/BB (RR3) Senior Secured with stable outlook from both agencies The merger is expected to close in Mid-2018, subject to the approval of Fairmount Santrol shareholders, the receipt of regulatory approvals and other customary closing conditions 26% of Fairmount Santrol shareholders have entered into voting agreements supporting the merger (5) U.S. anti-trust approval received March 13, 2018, Mexican anti-trust approval is pending Transaction Overview

Confidential

Sources, Uses & Pro Forma Capitalization

Sources & Uses

($ in millions)

Sources	($ MM)
Balance Sheet Cash	$284
New Revolver ($200M)	-
New Term Loan	1,650
Total Sources	**$1,934**

Uses	($ MM)
Repay Unimin Debt	$417
Repay Fairmount Santrol Debt	741
Cash Redemption to Sibelco	520
Cash Payment to Fairmount Santrol Shareholders	170
Estimated Financing Fees, OID & Breakage Costs	47
Estimated Other Transaction-Related Fees & Costs	40
Total Uses	**$1,934**

- **~$701M of LTM Q1'18 PF Adj. EBITDA (3) (4)**
- **~$506M of PF'17 FCF Before Debt Service (5)**
- **Within 2018, anticipate Net Leverage of ~2x, excluding synergies**

Current and Pro Forma Capitalization

($ in millions)	Unimin 3/31/2018E	Fairmount Santrol 3/31/2018	Adjustments	Covia 3/31/2018E
Cash and Cash Equivalents (1)	$253	$85	($284)	$54
Unimin Senior Notes	$100	-	($100)	-
Unimin Term Loan (Intra-Group)	315	-	(315)	-
Unimin Other Borrowings	2	-	(2)	-
Fairmount Santrol ABL Facility	-	35	(35)	-
Fairmount Santrol Senior Secured Term Loan	-	696	(696)	-
Fairmount Santrol Capital Leases and Other	-	19	(10)	9
New Revolver ($200M)	-	-	-	-
New Term Loan	-	-	1,650	1,650
Total Debt	$417	$749	$493	$1,659
Market Capitalization (2)	-	1,297	2,409	3,705
Total Capitalization	$417	$2,046	$2,901	$5,364
Selected Operating Statistics			**Run-Rate Synergies**	
LTM 2017A Pro Forma Adjusted EBITDA (3)	$258	$206	$150	$615
LTM Q1'18 Pro Forma Adjusted EBITDA (3)	296	256	150	701
Selected Credit Statistics				
Net Debt / LTM Q1'18 PF Adj. EBITDA	0.6x	2.6x		2.9x
Net Debt / LTM Q1'18 PF Adj. EBITDA + Synergies (4)				2.3x
Total Debt / Total Capitalization		37%		31%
Total Liquidity	$273	$158		$254

Source: Unimin's Form S-4 and Company Filings

1. Unimin cash balance pro forma for HPQ carveout
2. FMSA market capitalization as of 5/4/2018. Unimin's market capitalization based on ~65% pro forma Covia ownership
3. Excludes Unimin's high purity quartz business, which will be distributed to Sibelco. LTM Q1'18 Pro Forma Adjusted EBITDA reflects preliminary Unimin estimates for the LTM period ended 3/31/2018. Unimin LTM Q1'18 Pro Forma Adjusted EBITDA reflects midpoint of estimated range of $295M to $297M and Covia figures, including synergies, reflect midpoint of estimated range of $700M to $703M
4. Includes $150M of adjustments for expected annual synergies; see appendix for reconciliation of Net Income to Adjusted EBITDA for Unimin and Fairmount Santrol
5. See page 40 for 2017A Free Cash Flow Before Debt Service reconciliation

8

Covia Organizational Structure ~35% ~65% New $200M Revolver New $1.65Bn Term Loan Existing Shareholders 100% Covia (NYSE: CVIA ) Operating Assets Covia Organizational Structure

Section 2 Merger Rationale & Covia Overview Covia

Key Credit Highlights Longstanding, Blue-Chip Customer Base A leading asset footprint and national logistics network serving blue-chip customers across end markets Broad and loyal customer base with very high renewal rates and >2,000 total customers 4 Strong Credit Profile and Significant Cash Flow Generation Resilient business model supported by diversification and significant, predictable Industrial cash flows $150M in achievable synergies identified through clean-room approach with third-party consultants 5 Strong Management Team with Conservative Long-Term Investor Experienced management team with shared vision of diversification and sustainable development Sibelco – global industrial minerals leader committed to maintaining a conservative balance sheet 6 A Leading Materials Solutions Provider with a High Quality Asset Portfolio Creates the largest provider of industrial mineral solutions and proppant solutions to the energy industry Most extensive technical and applications expertise provides unparalleled array of solutions to customers 2 Broad, Low-Cost, Advantaged Distribution Network A leading network with access to all major rail lines and the most unit train accessible sites in the U.S. Low-cost, strategically located plants with complementary in-basin facilities and terminal footprint 3 Diversified End Markets and Balanced Industry Exposure Broad portfolio of value-added product offerings across multiple industries, minerals, and geographies Industrial segment provided ~40% of pro forma volumes for the year ended December 31, 2017 1 Strong, Sustainable Competitive Advantages

Confidential

An Industry Leader with Strong, Sustainable Competitive Advantages

Covia – Key Highlights [1]

- 2017 Revenue: $2,255M
- 2017 PF Adj. EBITDA: $615M
- >50 Plants [2]
- >50Mt Total Capacity [2]
- 94 Operating Terminals
- Leader In Safety
- Access to All Major Class 1 Railroads
- ~1.4Bn tons Reserves
- >2,000 Customers
- >3,000 Employees
- Broad Mineral & Value-Added Product Portfolio
- Diverse End Markets

Complementary Segments Drive Value [1] [3]


Energy
60%
Industrial
40%
Diverse Geographies
Canada
RoW
Mexico
United States
Variety of Minerals
Feldspar
Others
Lime
Clays
VAP
Silica
Nepheline Syenite

Significant Adj. EBITDA Through-The-Cycle [1] [4]


$M
$457
$244
$615
$701
2015
2016
2017
LTM Q1'18 (5)
Industrial Segment
Energy Segment
Synergies

1. Excludes Unimin's high purity quartz business, which will be distributed to Sibelco. Includes targeted annual synergies of approximately $150M in LTM Q1'18 & 2017 and $110M in 2015 & 2016
2. Includes two Permian mining facilities under construction and two inactive processing facilities
3. 2017A figures; volume split by segment for the left pie chart, revenue split for Industrial segment for two pie charts on the right; VAP stands for "value added products"
4. SG&A and other corporate cost items allocated by volume contribution
5. LTM Q1'18 reflects preliminary Covia PF Adj. EBITDA estimates for the LTM period ended 3/31/2018. Covia figures, including synergies, reflect midpoint of $700M to $703M range

12

Covia Strategy: Creating the Industry’s Supplier of Choice Grow Covia’s Core Business Segments Integrate Unimin & Fairmount Santrol Realize Synergies Delever & Generate Cash Flow Through the Cycle Integration team in place and preparing for a quick end state integration and synergy capture Focus on ensuring seamless transition for all stakeholders – customers, suppliers, employees, investors and communities Organization design utilizes leading operating model, top talent, and industry driven approach Substantial synergies expected from integrating and optimizing supply chains Reduce costs, improve mine yields, decrease cycle times of Covia’s rail fleet and optimize the combined footprint $150M in third-party validated synergies identified with $75M expected to be realized within twelve months Additional cash flow synergies from capex optimization ($30-40M over three years) Significant additional synergies identified, including operational improvements, cross-selling, terminal optimization and unit train upgrades Target net leverage of ~2x through the oil & gas cycle Expect to achieve target not only through Adjusted EBITDA growth and synergy realization but also from principal debt repayment Covia anticipates net leverage of ~2x, excluding synergies in 2018 Inherently low tax rate further benefitting from tax rate reductions and depletion allowances Stable and growing Industrial business supports cash flow generation through the business cycle Utilize the collective expertise and industry knowledge of Covia and Sibelco to identify and execute value-accretive transactions, while maintaining a conservative capital structure and a balanced portfolio between Industrial and Energy Strong balance sheet and cash flow generation combined with a disciplined capital investment policy enables Covia to invest in projects with attractive risk-adjusted returns at opportune times Work collaboratively with customers to grow Industrials business across North America Expand capacity at key locations to capitalize on growing end markets Reinvest in existing product offerings as well as extend product portfolio through identification of adjacent minerals Strengthen and diversify production facilities, distribution footprint and product offerings in the Energy segment Raw frac sand capacity growing from ~28M tons in 2017 to ~35M tons in 2018 Also seeking to add new minerals to portfolio and enhance value-added product offerings Expand supply chain solutions, value-added products, and oilfield total solutions

Section 3 Sibelco Overview Covia

Confidential

Sibelco – A Global Privately-Owned Leader in Our Industry Since 1872


Our Vision
'To be the best global material solutions company: market driven, operationally excellent, with a compelling culture.'
Best
Global
Material Solutions
Market Driven
Operationally Excellent
Compelling Culture
Material solutions advancing life

Global and Tier One Resources (1)


North America (41%)
Plants: 40
Revenue: USD 1.4Bn
Asia (7%)
Plants: 27
Revenue: USD 252M
Europe (38%)
Plants: 106
Revenue: EUR 1.2Bn
South America (4%)
Plants: 16
Revenue: USD 133M
Australia (10%)
Plants: 20
Revenue: AUD 442M

Diversity In Minerals Produced And ...

Aluminium	Barite	Bentonite	Calcium	Chromite
Clay & Kaolin	Cristobalite	Dolomite	Feldspar	Glass Cullet
Iron Oxide	Lime	Limestone	Magnesia	Magnetite
Manganese	Mineral Sands	Nepheline Syenite	Olivine	Others
Proppant	Quartz	Resin Coated	Silica	Talc
Wollastonite				

... End Markets Served

Glass	Ceramics	Coatings & Polymers
Construction & Engineering	Electronic	Energy
Agriculture	Mining & Metallurgy	Sports & Leisure

Note: Sibelco data as of 2017

1. North America reflects Sibelco's Unimin operations, including the high purity quartz ("HPQ") business; plants include one mining facility under construction and one inactive processing facility. Prior to closing the merger between Unimin and Fairmount Santrol, Sibelco and Unimin will effect a carveout such that the HPQ business will be spun into a subsidiary of Sibelco

15

Sibelco – Resilient Performance & Conservative Financial Profile Group Revenue (EUR Millions) (EUR Millions) Group EBITDA Leverage (Net Debt / EBITDA) 1.5x 1.1x 1.8x 1.6x 1.3x 1.9x 2.1x 1.2x Note: Sibelco financials prepared under IFRS accounting

Section 4 Unimin Overview Covia

1970 Unimin founded through acquisition of silica companies in Virginia and Minnesota 1973 Sibelco investment in Unimin (67%) 2007 Acquired operations in HPQ, microcrystalline feldspar, nepheline syenite, ball clay, kaolin, calcium carbonate, Mexican silica and feldspar 2010 - 2014 $1 Bn investment in operations (plants and terminals) to serve the oil & gas industry 2006 Sibelco ownership in Unimin increased to 100% Acquired lime operations 2018 Energy Business Industrial Business polymer coatings metals industrial ceramics oil & gas glass construction Continued Focus on Strategic Growth, while Maintaining a Conservative Financial Profile 2015 – 2017 financials prepared under US GAAP and pro forma for HPQ carveout Pending merger with Fairmount Santrol creates an industry leading provider of mineral-based solutions Unimin has a Long, Successful Operating History 1991 - 1997 End Markets Today Unimin Historical Gross Profit (1) Industrial Segment Energy Segment

Unimin – A Leading, Diversified North American Mineral Company $ $258M $1,295M 2017 Adj. EBITDA (1) 2017 Revenue (1) 38 Operating Terminals Access to Five Class 1 Railroads ~33Mt Capacity (3) ~477Mt Reserves 40 Plants (2) Leader in Safety ~2,400 Employees Reflects 2017A Revenue and Adjusted EBITDA, pro forma for HPQ carveout Includes one mining facility under construction and one inactive processing facility Includes expansion projects at Unimin’s Utica and Permian facilities 10 Minerals Sold Diverse End Markets

Confidential

Unimin's Industrial Business

Large, Resilient, and Growing Business Generating Strong Cash Flows

2017 Highlights

Tons Sold	12.1M
Revenue	$639M
Gross Profit	$181M

Key Segment Highlights

- Highly resilient and growing business generating strong cash flows with annual volume sales in excess of 10M tons for the last 10 years
- Owned and operated private railroad in West Virginia, New Jersey, Virginia and Maryland ("Winchester & Western") further enhances Unimin's industrial supply chain logistics
- Large, stable blue-chip customer base
- Best-in-class and geographically diverse asset base
  - Strategically located plants in the US
  - High quality plants in Mexico
  - Canadian nepheline syenite plant being modernized and expanded to serve growing end markets

Broad Mineral Portfolio Offering More than 330 Products

High-Purity Sands	Nepheline Syenite	Feldspar	Clay & Kaolin	Lime
• High-quality silica sand for O&G and Industrial segments	• Silica-free material used to improve durability and lower melting point	• Critical mineral in the production of glass and ceramics used to improve durability and lower melting point	• High fusion temperature and white burning characteristics are particularly suitable for whiteware (china) and porcelain manufacturing	• Lime (quicklime and hydrated lime) and limestone used to remove impurities and adjust final chemistry

20

Confidential

Unimin's Energy Business

A Leading Supplier of Proppants to the O&G Segments

2017 Highlights

Tons Sold	11.2M
Revenue	$656M
Gross Profit	$182M

Product Highlights

- Comprehensive portfolio of API quality quartz proppants, resin coated sands, cementing additives, gravel packing media, and drilling mud additives
- Available worldwide, these engineered products optimize drilling operations and completions to ensure well integrity and maximize fracture conductivity
- Applications include drilling, cementing, stimulation (hydraulic fracturing), production

Select Flagship Plants

Tunnel City, WI



- Capacity: 3.2Mt
- Reserves: 71.0Mt
- Transport: Canadian Pacific

Crane, TX



- Capacity: 3.0Mt
- Reserves: 31.0Mt
- Transport: In-basin

Raw Sand

- High quality reserves produce monocrystalline silica grains that are spherical, stronger and have superior particle size distribution (within API specifications)
- Lower fines and turbidity
- Readily available thanks to our scale and delivery infrastructure



Northern White

UNIFRAC



Texas Brown

Coated Sand

- Superior resin-coated UNIFRAC® products
- Engineered hybrid product encompassing precured strength performance and reliable flowback control
- Superior crush strength up to 20,000 psi
- Only coated on premium UNIFRAC® substrates



Resin Sand

PROPSTAR

Drilling Products

Well Cementing Additives

SilverBond



Gravel Packing Sand

ACCUPACK



21

Section 5 Fairmount Santrol Overview Covia

Fairmount Santrol – A Leading Provider of Silica-based Products $ $206M $960M 2017 Adj. EBITDA 2017 Revenue 56 Operating Terminals Access to Four Class 1 Railroads ~21Mt of Sand Capacity (1) ~893Mt Reserves 12 Sand Plants (1) Commitment to People, Planet & Prosperity ~1,000 Employees Wide Variety of High Performance, High Quality Sand-Based and Value-Added Products Includes Kermit, Texas facility in process to open Q2 2018 12 Value-Added Plants

A Fully Integrated I&R Products Solutions Provider Diverse base of >800 customers and multiple product lines contribute to the more steady dynamics of I&R Products / Characteristics Target End Markets 99.9% pure silica Engineered sand-based resin products Expert custom blends of sand, aggregates, minerals, colorants and other materials Traditional foundry resin systems & proprietary resins for advanced resin-coated proppants Building Products Foundries Glass Manufacturing Golf Courses Water Filtration Foundries Building Products Specialty Products Sports & Recreation - Colored Play Sand - Sports Turf Foundries HIGH-PURITY SANDS ENGINEERED RESIN-COATED SANDS Custom Blending High-performance Resin Systems Continued Focus on Shifting Sales Mix Towards Higher Margin Value-Added Products Tons Sold Gross Profit per ton Gross Profit 2014A 2.4M $17.1 $42M 2015A 2.3M $19.4 $45M 2016A 2.5M $19.5 $49M 2017A 2.5M $22.6 $56M CAGR (1) 0.7% 9.7% 2017A Revenue By Product 34% 66% Raw Sand Value Added Reflects 2014A – 2017A CAGR 10.4%

Confidential

Energy Products to Address All Well Environments

Value Add

RAW SAND			RESIN-COATED SAND		TRANSPORT TECHNOLOGY
Texas Gold® Frac Sand	Permian Sand	Northern White Silica Sands	Curable	Precured (Tempered)	Propel SSP®
					
Tier 2, API Regional sand (Voca)	Permian Regional sand (Kermit)	Tier 1, API NWS 99.8% pure silica	Strength: Increased	Strength: Highest	Increases: Reservoir Recovery – Both IP & EUR (by optimizing well geometry) & Operational Efficiencies
			Flowback Protection: Highest	Flowback Protection: Increased	

Well Productivity

Value-Added Products Enhance Margin Contribution

2017A Proppant Volumes: 10.3Mt


8%
92%
Raw Proppant
Value-Added Proppant

2017A Proppant Revenue: $835M


22%
78%
Raw Proppant
Value-Added Proppant

25

Unimin Complements All Key Fairmount Santrol Value Drivers ü + ü ü ü ü ü Technology & Innovation A leader in proppant technology and innovation with largest portfolio of resin-coated products and Propel SSP® Broad Product Portfolio Broad suite of product offerings across multiple industries, minerals and geographies Operational Scale & Efficiencies Ability to adjust production mix by grade to better meet demand Ability to ship on multiple Class 1 rail lines and serve all key basins Value-Enhancing Logistics Extensive distribution and unit train capabilities reduce in-basin cost and increase effective utilization Commitment to People, Planet & Prosperity Long-term value creation driven by similar core values, including a commitment to the three pillars of sustainable development Combination Provides Diversity in Both End Markets Served and Minerals The combination creates a uniquely diversified business platform with high quality assets, a broad range of complementary products, and a resilient industrial position

Section 6 Credit Highlights & Covia Business Overview Covia

Confidential

Key Credit Highlights

1 Diversified End Markets and Balanced Industry Exposure	• Broad product offerings across multiple industries (including glass, coatings, ceramics, construction and foundry), minerals (including silica, nepheline syenite, feldspar and clays), value-added products (including micronized minerals, coated materials, custom blending) and geographies (primarily U.S., Canada and Mexico) • For the year ended December 31, 2017, Covia generated approximately 40% of its volume in the Industrial segment and approximately 60% of its volume in the Energy segment on a pro forma basis
2 A Leading Materials Solutions Provider with a High Quality Asset Portfolio	• Combination creates the largest industrial minerals producer in North America • Over 50 processing and coating facilities with total processing capacity of over 50M tons and approximately 1.4Bn tons of mineral reserves ▪ Extensive and distinct asset base, including low-cost Northern White sand facilities, two in-basin facilities in the Permian and the largest nepheline syenite deposit in North America • A leader in sales of raw frac sand and resin coated proppants to the oil and gas industry, as well as in sales to glass, foundry and coating and polymers producers
3 Broad, Low-Cost, Advantaged Distribution Network	• A leading supply chain network in North America with advantaged distribution ▪ Strategically located facilities and terminals serve key oil & gas basins and are located in close proximity to key industrial customers, providing an unmatched, low-cost and highly flexible supply chain for Covia's customers ▪ Most unit train accessible sites and origin capacity in the U.S. • Large-scale terminal network with more than 20,000 railcars and 94 terminals across all major Class 1 railroads serving blue-chip energy and industrial customers
4 Longstanding, Blue-Chip Customer Base	• A leading asset footprint and national logistics network allows Covia to serve blue-chip customers across end markets • Broad and loyal customer base comprised of S&P 500 and industry-leading companies
5 Strong Credit Profile and Significant Cash Flow Generation	• Diversification provides resilient business model with strong cash flow ▪ Stable Industrial business provides significant cash flow generation independent of the energy cycle • Modest Pro Forma Net Leverage of 2.3x at 3/31/2018, including synergies (1) ▪ In 2018, anticipate Net Debt / Pro Forma Adjusted EBITDA of ~2x, excluding synergies • Substantial identified synergies of ~$150M from integration and optimization of the supply chain as well as G&A and procurement savings; committed to delevering and maintaining a conservative credit profile post integration
6 Strong Management Team with Conservative Long-Term Investor	• Management team consisting of leading executives from each of Unimin and Fairmount Santrol with significant experience • Sibelco is the majority stockholder and is a global leader in industrial minerals, with a multi-mineral product offering at over 200 facilities in more than 40 countries and a commitment to maintaining a conservative balance sheet

1. Based on LTM Q1'18 Pro Forma Adjusted EBITDA, which reflects preliminary LTM Adjusted EBITDA as of 3/31/2018 and includes targeted synergies of approximately $150M

28

Balanced industrial minerals and proppants production with diverse offerings and customer segments driving profitability Diversified and Balanced End Market Exposure 1 Covia Volume; tons in millions, LTM (12/31/2017) Total Covia Gross Profit; 2015A – 2017A Average Sales Volumes Balanced Profitability Through the Cycle Industrial Segment Energy Segment 81% 19% 52% 48% 60% 40% Industrial Segment Energy Segment Covia Covia

Confidential

1 Covia's Minerals Serve a Wide Variety of Industries

	Oil & Gas	Glass	Coatings & Polymers	Ceramics	Construction	Metals & Castings	Filtration	Sports & Recreation
								
Silica	✓	✓	✓	✓	✓	✓	✓	✓
Nepheline Syenite		✓	✓	✓	✓	✓	✓	
Feldspar		✓		✓				
Olivine						✓		
Clay & Kaolin		✓	✓	✓	✓	✓		
Lime			✓		✓	✓	✓	
Coated Products	✓					✓		
Colored Play Sand								✓
Custom Blending			✓		✓	✓		✓
Resin Systems	✓					✓		
DustShield	✓	✓			✓		✓	✓

Diversity across minerals and end markets provides resilient performance, avenues of growth and additional synergy opportunities

30

2017A Reserves (1) Source: Unimin’s Form S-4 and Company Filings Note: SLCA figures are not pro forma for the acquisition of EP Minerals announced on 3/22/2018 due to lack of disclosed data Reflects proven and probable reserves for all companies except HCLP and SND, which report proven reserves only Excludes Unimin’s high purity quartz business, which will be distributed to Sibelco; 2017A Adjusted EBITDA includes targeted synergies of approximately $150M; see appendix for reconciliation of Net Income to Adjusted EBITDA for Unimin and Fairmount Santrol 2017A Volumes 2017A Adjusted EBITDA (2) Leading Size & Scale 2 2017A Revenues (2)

Covia Platform Has A Leading Operational Footprint Includes two Permian mining facilities under construction and two inactive processing facilities Note: Locations represented as accurately as possible, indicative only Footprint of more than 50 processing & coating plants across North America (1) Access to all major railways serving major oil & gas basins Well-positioned Industrial business in growing Southeastern U.S. and Mexican end markets Flexibility to adapt to shifts in demand between Energy and Industrials Mexico Canada 2 Plants Plants Complementary and Diversified Asset Footprint Serving the U.S., Canada, and Mexico

Broad and Complementary Distribution Network 3 Terminals Terminals Mexico Canada Canadian Pacific BNSF CSX CN Excludes in-basin plants Includes O&G and Industrial Note: Assets and selected rail lines represented as accurately as possible, indicative only Broad Based, Low-Cost and Highly Flexible Supply Chain Network with Unit Train Capabilities and Intrinsic Transportation Advantages Access to all major Class 1 railways serving major oil & gas basins >75% of Covia’s capacity comes from unit train capable facilities (1) Extensive terminal network with 94 terminals across US and Canada (2) Flexibility in sourcing product is a key consideration for customers Union Pacific

Rail capacities reflect primary rail serving facilities; regional capacities reflect trucking and barge Unimin figures include owned and exclusively controlled terminals as well as expansions currently underway, but exclude 3rd party terminals utilized Combined distribution network has access to all major Class 1 railroads Combined terminal network increases throughput capacity and network flexibility Increased unit train terminals allow for more effective and efficient shipments to better serve customers Annual Oil & Gas Terminal Throughput Capacity (Mt) (2) Highly Complementary Large-Scale Terminal Network Proppant Rail and Regional Capacity (1) Access To Major Rail Lines – Enhances Flexibility and Diversity Regional Regional Regional Covia Covia Diversified, Strong & Highly Complementary Logistics Network 3

Fairmount cost advantage to the DJ Unimin cost advantage to the Bakken Illustrative figures based on public tariff rates Plants with similar distances shipping to the same play can have vastly different transportation costs based on origin rail rate structures Commentary Rates between similar lanes can vary up to $13 per ton to the same destination Further freight reductions through elimination of 2-line hauls or truck-to-rail transport Production optimization will also improve mine yields and lower plant costs ( ~$3-10 per ton savings) Case Study (1) Origin / Destination Pairings: Illustrative Synergy Example

Selected Industrial Customers Longstanding, Blue-Chip Customer Base Selected Energy Customers 4 A leading asset footprint and national logistics network allows Covia to serve blue-chip customers across end markets Broad and loyal customer base comprised of S&P 500 and industry-leading companies Long-standing relationships with very high renewal rates driven by: Commitment to quality and reliability as critical supplier to customer operations Close integration with customer operations >2,000 (1) Total Customers >75% of Tons Sold to Contracted Customers Reflects preliminary estimate of Covia’s consolidated total customers. Unimin currently serves more than 1,400 Industrial customers and approximately 1,500 total customers. Fairmount Santrol currently has over 75 Energy customers and over 830 customers across all end markets

Industrial Minerals Attributes Covia has strong gross profit margins relative to listed industrial peers Highly resilient industrial business delivers much less volatility than the proppant industry Covia Has a Stable and Profitable Industrial Business Resilient and predictable earnings and cash flow profile Diversity in customers, industries, geographies, and minerals Product differentiation through performance and specification, rather than cost Close and long standing customer relationships Expected growth in excess of GDP from new products, innovation, geographic expansion, and consumer trends Average 2015A – 2017A Gross Profit Margin (%) Predictable and Consistently Strong Profitability Industrial volumes are insulated from Oil & Gas cycles and underpinned by stable growth Stable Historical Industrial Volumes (1) Note: Figures reflect Covia’s Industrials business only; excludes Energy segment Excludes volumes from sold assets 5

Resilient Cash Flow Generation Through-the-Cycle 5 Covia’s Significant Adjusted EBITDA Through-The-Cycle (1) (2) (3) Energy Segment Industrial Segment Synergies Excludes Unimin’s high purity quartz business, which will be distributed to Sibelco; includes targeted synergies of approximately $150M in 2017 & LTM Q1‘18 and $110M in 2015 & 2016 SG&A and other corporate cost items allocated by volume contribution See appendix for reconciliation of Net Income to Adjusted EBITDA for Unimin and Fairmount Santrol LTM Q1‘18 Pro Forma Adjusted EBITDA reflects preliminary Unimin estimates for the LTM period ended 3/31/2018. Covia’s figures, including synergies, reflect midpoint of estimated range of $700M to $703M Covia to be further supported by substantial synergy realization Industrial business provides resilient EBITDA base through the business cycle (4)

Substantial Synergies Identified and Well Documented Immediate and Substantial Synergies Expected at Low Implementation Costs (1) Origin-Destination Pairing Optimization Account Consolidation Procurement SG&A Targeted synergies of approximately $150M annually 50% of synergies expected within 12 months and full run-rate achieved within 24 months Additional synergies from capex optimization of $30-40M over three years Strong potential for incremental synergies not included in $150M Identified operational improvements Cross selling (Industrial + Energy) Identified terminals optimization and unit train upgrades Synergy estimates developed through third party consultant, incorporating significant in-basin capacity build 5 Synergy split based on year 2 run-rate annual estimates by category Rigorous synergy analysis performed by leading consultants over two months in clean room setting $150M of Run-Rate Annual Synergies

Confidential

5 Strong Financial Position

Strong Balance Sheet Supporting Ample Liquidity

- Pro forma liquidity of ~$254M with $200M of Revolver availability undrawn at close and $54M of cash (1)
- No other funded debt or near-term maturities
- Disciplined financial policy committed to maintaining a conservative balance sheet
  - Target average net leverage of ~2x through the cycle

Significant Free Cash Flow Before Debt Service



($M)
$615
$46
$75
$12
$506
$600
$400
$200
$0
PF 2017A Adjusted EBITDA(2)
Maintenance Capex
Change in Working Capital
Cash Taxes(3)
PF 2017A FCF Before Debt Service

Pro Forma Net Leverage (1)(2)



2.6x
2.3x
PF 2017A
PF LTM Q1'18 (4)

1. Based on balance sheet as of 3/31/2018
2. Includes $150M of adjustments for expected annual synergies
3. Cash taxes per S-4 filing, excluding pro forma adjustments and impact of anticipated synergies.
4. PF LTM Q1'18 reflects preliminary estimates for LTM Adjusted EBITDA as of 3/31/2018. Covia figures, including synergies, reflect midpoint of estimated range of $700M to $703M

40

Confidential

6 Experienced and Proven Management Team

Best in Class Management Team with Extensive Industry Experience

	Years of Industry Experience	Prior Positions
Jenniffer Deckard *President, Chief Executive Officer*	~24	• President and Chief Executive Officer of Fairmount Santrol since 2013 • Previously served as Vice President of Finance and CFO, Corporate Controller, and Accounting Manager of Fairmount Santrol
Andrew Eich *EVP, Chief Financial Officer*	~16	• Senior Vice President and Chief Commercial Officer of Unimin since June 2016 • Previously served as Chief Financial Officer and Vice President, Finance & Development/Treasury of Unimin
Gerald Clancey *EVP, Chief Commercial Officer*	~25	• Executive Vice President and Chief Commercial Officer of Fairmount Santrol since 2015 • Previously served as Executive Vice President of Supply Chain and I&R Sales and Vice President of Sales for I&R at Fairmount Santrol
Campbell Jones *EVP, Chief Operating Officer*	~26	• President and Chief Executive Officer of Unimin since 2015 and Group Chief Operating Officer of Sibelco since 2016 • Previously served as Managing Director of Sibelco Australia Ltd and Executive General Manager/Chief Operating Officer of Sibelco Australia Ltd
Brian Richardson *EVP, Chief Administrative Officer*	~22	• Executive Vice President and Chief People Officer of Fairmount Santrol since 2015 • Previously served as Senior Vice President of Human Resources for The Sherwin-Williams Company

41

Sibelco – Supportive, Value-Added and Conservative Business Partner Note: Sibelco data as of 2017 Sibelco is not a listed company; shares are traded on the OTC Euronext Expert Market A leading global producer of industrial minerals with operations in >40 countries Founded in 1872 and still privately owned (1) Headquartered in Antwerp, Belgium Present across the value chain 2017 revenues of €3.1Bn and strong financial position Wide variety of minerals & end markets Strong track record of conservative, sustainable development Average net leverage of less than 2x, since 2010 Majority owner of Unimin since 1973 (currently wholly owned subsidiary) Sibelco will support Covia through its leading technologies in minerals processing, in-depth knowledge of global end markets and experience in managing industrial minerals companies Covia will benefit from Sibelco’s worldwide sales force to distribute its products on a global scale while distributing certain Sibelco minerals in Covia’s key segments Track record of applying the “Sibelco Model” to new businesses and creating value for all stakeholders 6 Strength Through Diversity Revenue Split By Geography Revenue Split By Mineral Revenue Split By Business Unit Sibelco – Key Highlights Sibelco and Covia

Section 7 Financial Overview Covia

Confidential

Conservative, Disciplined and Liquidity-Focused Financial Policy

Covia's financial policy is to conservatively manage leverage, maintain ample liquidity and pursue a disciplined growth strategy

Committed to Delever & Maintain Conservative Balance Sheet	• Proven history of maintaining a conservative balance sheet ▪ Key philosophy and objective of Sibelco • Within 2018, anticipate Net Debt / Pro Forma Adj. EBITDA of ~2x, excluding synergies • Target leverage of ~2x through the oil & gas cycle ▪ Expect to achieve target not only through Adjusted EBITDA growth and synergy realization but also from principal debt repayment ▪ No dividend or share buyback policy expected until this objective is met
Ample Liquidity	• Pro forma liquidity of ~$254M • $200M revolving credit facility to support liquidity objectives • $54M of pro forma cash on hand at 3/31/2018
Disciplined Growth Strategy	• Strong balance sheet and cash flow generation combined with a disciplined capital investment policy will enable Covia to invest in projects with attractive risk-adjusted returns at opportune times • Growth underpinned by customer contracts
Strong Cash Flow Generation	• Covia PF 2017A free cash flow generation before debt service of ~$506M (1) ▪ Inherently low tax rate further benefitting from rate reductions and depletion allowances • Approximately $150M of targeted annual synergies ▪ Strong potential to realize incremental synergies not included in $150M • Stable and growing Industrial business supports cash flow generation through the cycle

1. See page 40 for reconciliation

44

Covia Historical Financials Revenue Gross Profit Adjusted EBITDA (excl. Synergies) (1) Capital Expenditures SG&A and other corporate cost items allocated by segment volume contribution; see appendix for reconciliation of Net Income to Adjusted EBITDA for Unimin and Fairmount Santrol

Covia Historical Financials Key Financial Figures Source: Unimin’s Form S-4, Company filings, and preliminary management estimates Note: 2015 – 2017 financials prepared under US GAAP Preliminary Covia estimates of results for the quarters ended 3/31/2017 and 3/31/2018

Section 8 Industry Update Covia

2018 Tailwinds in Industrial End Markets Industrial Production +3.2% YoY growth vs. 2.0% in 2017 (1) Consumer Confidence at 130.8 (2) highest level since 2000 and above 2017 average of 120.5 2018 Construction Spending Forecast +4.0% (4) Foundry Spending Growth +4.7% vs. 2017 (3) Industrial profitability aided by macro tailwinds and: Pricing increases Mix shift to higher-margin products Note: Data as of March 2018 Source: Bloomberg Conference Board American Foundry Society American Institute of Architects

Confidential

Industrial End Market Overview – Demand

		Company Products	Applications	Demand Drivers	Stability of Demand	GDP+ Growth?
Glass		• Silica • Nepheline Syenite • Feldspar • Clay & Kaolin • DustShield	• Container • Float • Fiberglass • Display	• GDP • Consumer Trends • Auto		✓
Coatings & Polymers		• Silica • Nepheline Syenite • Clay & Kaolin • Lime • Coated Products • Custom Blending	• Paints • Adhesives • Antiblocking • Packaging • Electrical	• GDP • Reformulations • Food-Grade Materials		✓
Ceramics		• Silica • Nepheline Syenite • Feldspar • Clay & Kaolin	• Sanitaryware • Tile • Clay Bricks	• Housing Construction • Consumer Trends		
Construction		• Silica • Nepheline Syenite • Clay & Kaolin • Lime • Custom Blending • DustShield	• Mortars • Grouts • Carpet and Roofing	• Construction • Infrastructure Spending		✓
Metals & Castings		• Silica • Olivine • Lime • Resin Systems • Nepheline Syenite • Clay & Kaolin • Coated Products • Customer Blending	• Foundry Castings	• GDP • Heavy Industry • Auto		
Filtration		• Silica • Nepheline Syenite • Lime • DustShield	• Turf • Landscape Infill	• GDP • Recycling		
Sports & Recreation		• Silica • Colored Play Sand • Custom Blending • DustShield	• Turf • Landscape Infill • Bunker Sand	• Engineered Fields Growth		✓

49

Confidential

Expected Increase in Proppant Demand for 2018

Increasing Number of Well Completions (1)


U.S. HORIZONTAL LAND RIG COUNT
900
800
700
600
500
Jan-17
Mar-17
May-17
Jun-17
Aug-17
Oct-17
Dec-17
Feb-18
Apr-18

- Higher average rig count vs. 2017
- Increasing proportion of horizontal vs. vertical wells
- Higher proportion of wells drilled actually completed
- Ratio of completed wells vs. drilled wells expected to be over 1.00 vs. 0.86 in 2017

Higher Proppant Intensity Per Well (2)


AVERAGE PROPPANT TONS PER U.S. HORIZONTAL WELL
+40%
3,600 - 4,000
4,600 - 5,000
5,600 - 6,000
6,500 - 7,000
2015
2016
2017
2018 Est.

- Modestly longer laterals
- More stages per well
- Higher proppant loading per lateral foot

2018 Proppant Demand Forecasted to Reach 100+ Million Tons (vs. ~75 Million Tons in 2017)

1. Baker Hughes US horizontal land rig count
2. Covia management estimates based on public E&P presentations and internal estimates + PacWest Consulting Partners

50

Growing Demand Across All Basins (Tons in millions) 100M Tons or more in 2018 Coarse 40/70 100 Mesh 40/70 ~75M tons of demand supplied outside of the Permian Key assumptions: 50M tons of Permian demand 35M tons average Permian capacity in 2018 (~45M tons by end of 2018) 2018 Permian production = 80% 100 mesh, 20% 40/70 100% adoption of local Permian sands (conservative assumption) * Supply source indicates the region from where supply is being produced to meet demand and not indicative of nameplate capacity Source: Covia management estimates 2017 Demand 2018E Demand 2018E Supply Sourcing* 100 Mesh In the Permian, most of 40/70 and all coarser grades will be supplied from outside of the Permian Oversupply of Permian-produced 100 mesh expected Expected 2018 Demand to be Supplied by Both Northern White and Local/Regional Sands

Confidential

Permian Assets Strategically Placed to Meet Local Needs


Kermit, TX
• Capacity: 3.0 Mt
• Reserves: 165 Mt
Crane, TX
• Capacity: 3.0 Mt
• Reserves: 31.0 Mt
~50-75 Miles (1)
Carlsbad
Hobbs
Lamesa
Snyder
Big Spring
Midland
Odessa
San Angelo
Pecos River
Covia Plants
Covia Terminals
Drilling Activity
UP
BNSF
TXPF (shortline to BN)

- **Combined 6 million ton capacity**
- **Two plants in complementary locations with attractive grade mix scheduled to come online in Q2 '18**
- **Strategically located terminal network**


Covia Permian Production by Grade
38%
62%
100 Mesh
40/70

Note: Locations represented as accurately as possible, indicative only

1. 35 miles linear distance; c. 50-75 miles by road depending on route

52

Well Suited to Meet Demand Across All Basins Source: Covia management estimates Operational & Logistics Footprint Northern White Supplier of Choice in All Basins ~75M tons Northern White Demand Mix (Permian + Rest of North America) Covia Industry Production by grade well balanced to meet demand Scale, plant locations and terminal network make Covia a low-cost supplier of high quality sands in all basins Production Mix Outside of Permian Logistics network allows cost-competitive distribution into all basins

Section 9 Transaction Overview Covia

Summary Terms: Senior Secured Credit Facilities Borrower: Unimin Corporation (the “Borrower”) Joint Lead Arrangers: Barclays and BNP Paribas Corporate Ratings: Ba3 / BB Facility Ratings: Ba3 / BB (RR: 3) Facility: Revolver Term Loan Amount: $200,000,000 $1,650,000,000 Tenor: 5 years 7 years Indicative Margin: TBD TBD LIBOR Floor: N/A 1.00% Upfront Fee / OID: TBD TBD Amortization: None 1.00% per annum Optional Prepayments: None 101 soft call protection for 6 months Use of Proceeds: (i) To refinance certain existing indebtedness of Unimin and Fairmount Santrol, (ii) together with cash on hand, to pay the consideration for the Merger as set forth in the Merger Agreement, (iii) to pay related fees and expenses incurred and (iv) general corporate purposes Incremental Facilities: The sum of (i) $250M and (ii) an unlimited amount up to 2.75x Total Net Leverage, provided that: Usual and customary for facilities of this type, with baskets, reinvestment rights and exceptions to be agreed, including: No default or event of default 50bps MFN for 12 months Security: Secured by a perfected first priority lien on substantially all the assets of the Borrower and each other Guarantor, subject to customary exceptions Excess Cash Flow Sweep: 50% of Excess Cash Flow, with steps down to 25% and 0% based on Total Net Leverage Ratio: TBD Mandatory Prepayments: Usual and customary for facilities of this type, with baskets, reinvestment rights and exceptions to be agreed, including: 100% net cash proceeds debt issuances (other than permitted debt) 100% net cash proceeds from non-ordinary course asset sales and 100% of insurance proceeds (subject to reinvestment rights) Financial Covenants: 4.5x maximum Total Net Leverage Ratio (cap on cash netting of $150M), stepping down to 4.0x at 12/31/2018; tested quarterly None Negative Covenants: Usual and customary for transactions of this type, including but not limited to limitations on Asset Sales, Restricted Payments, Restricted Debt Payments, Indebtedness, Investments and Liens Indicative Term Sheet

Key Dates Date Activity May 3 Release Fairmount Santrol Q1 Earnings May 8 Bank Meeting in NYC May 22 Term Loan Commitments Due Late May / Early June Close and Fund Revolver and Term Loan Syndication Timeline May 2018 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 June 2018 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 U.S. Market Holiday Key Syndication Date FMSA Earnings Date

Q&A Longstanding, Blue-Chip Customer Base 4 Strong Credit Profile and Significant Cash Flow Generation 5 Strong Management Team with Conservative Long-Term Investor 6 A Leading Materials Solutions Provider with a High Quality Asset Portfolio 2 Broad, Low-Cost, Advantaged Distribution Network 3 Diversified End Markets and Balanced Industry Exposure 1 Strong, Sustainable Competitive Advantages

Covia Appendix

Unimin Historical Financials Unimin revenue decreased 27% from 2015 to 2016, but saw a 33% uptick from 2016 to 2017 Energy: gross profit increased at a 25% CAGR from 2015 to 2017 Experienced significant momentum in 2017 with a rebound in rig count and frac sand demand 64% increase in 2017 volumes as compared to 2016 2017 Energy ASP increased relative to 2016, but did not return to historic 2015 levels On a $ / ton basis, 2017 Energy gross profit was higher than either 2015 or 2016 Industrial: revenue and contribution margin remained steady between 2015 and 2017 Higher 2017 volumes were offset by slightly lower ASP / ton and gross profit / ton MD&A Key Financial Figures Source: Unimin’s Form S-4, Company filings, and preliminary management estimates Note: 2015 – 2017 financials prepared under US GAAP Preliminary Unimin estimates of results for the quarters ended 3/31/2017 and 3/31/2018

Fairmount Santrol Historical Financials FMSA revenue decreased 35% from 2015 to 2016, but saw a 79% uptick from 2016 to 2017 (‘15 – ‘17 CAGR of 8%) FMSA gross profit increased at a 17% CAGR from 2015 to 2017 Proppant Solutions: gross profit increased at an 18% CAGR from 2015 to 2017 2017 segment revenues and gross profit were impacted by higher volumes and pricing, as well as growth in value-added proppant sales 60% increase in 2017 volumes vs. 2016 2017 Energy ASP increased relative to 2016, but did not return to historic 2015 levels Industrial & Recreational Products: gross profit increased at a 12% CAGR from 2015 to 2017 Increased segment revenues and gross margin as a result of higher pricing, reductions in operating costs, and a continued mix shift toward higher-margin products MD&A Key Financial Figures Source: Unimin’s Form S-4, Company filings, and preliminary management estimates

Unimin Reconciliation of Net Income (Loss) to Adj. EBITDA Adjustments Description Goodwill and other asset impairments for 2016 represent impairment charges for a terminal that was closed and the writedown of greenfield land; goodwill and other asset impairments for 2015 represent impairment charges for goodwill, intangibles and long-lived assets Restructuring and other contract termination costs for 2016 include (a) a settlement charge of $13.3 million for Unimin’s U.S. pension plan, which resulted from a restructuring program. (b) $3.0 million charge related to a contract termination and (c) $2.7 million of severance and office closure costs; restructuring and other contract termination costs for 2015 are expenses associated with severance-related costs and plant closure costs in 2015 Represents costs incurred in connection with the proposed combination of the businesses of Unimin and Fairmount Santrol 2015 represents losses related to the company’s Brazilian and Venezuela businesses, which were disposed. 2016 represents the loss on the sale of Unimin Venezuela Represents operating margin attributable to the high-purity quartz business, which will be distributed to Sibelco (2) 1 2 3 4 5 1 2 3 4 5 Source: Unimin’s Form S-4 and Company filings Preliminary Unimin estimates of results for the quarters ended 3/31/2017 and 3/31/2018 Assumes an allocation of approximately $15 million of SG&A

Confidential

Fairmount Santrol Reconciliation of Net Income (Loss) to Adj. EBITDA

Adjustments

($ in millions)	Twelve Months Ended December 31, 2015	2016	2017	Period Ended March 31, Q1'17	Q1'18	LTM '18
Net Income (Loss) Attributable to Fairmount Santrol Holdings Inc.	($92)	($140)	$54	($12)	$29	$94
Interest Expense, Net	62	65	56	13	14	58
Provision (Benefit) for Income Taxes	(2)	(99)	(5)	(1)	2	(2)
Depreciation, Depletion, and Amortization Expense	67	72	79	19	20	79
Reported EBITDA	**$35**	**($102)**	**$185**	**$19**	**$64**	**$230**
1 Non-Cash Stock Compensation Expense	5	9	10	2	3	11
2 Goodwill and Other Asset Impairments	80	93	-	-	-	-
3 Restructuring Charges	9	-	-	-	-	-
4 Loss on Disposal of Fixed Assets	8	-	-	-	-	-
5 Write-off of Deferred Financing Costs	1	3	0	-	-	0
6 Loss (Gain) on Debt Extinguishment and Repurchase	-	(8)	3	-	-	3
7 Merger Transaction Expenses	-	-	8	-	3	12
8 Other	0	1	-	-	-	-
Total Adjustments	$103	$97	$22	$2	$7	$26
Adjusted EBITDA	**$138**	**($5)**	**$206**	**$22**	**$71**	**$256**

Description

1. Represents the non-cash expense for stock-based awards issued to FMSA's employees and outside directors
2. Non-cash charges in 2016 are associated with the impairment of mineral reserves and other long-lived assets; charges in 2015 included a $69.2 million impairment of goodwill in the Proppant Solutions segment
3. Expenses associated with restructuring activities and plant closures, including pension withdrawal, severance payments, and other liabilities.
4. Includes losses related to the sale and disposal of certain assets in property, plant, and equipment
5. Represents the write-off of deferred financing fees in relation to a term loan prepayment in 2017, term loan repurchases in 2016, and the amendment of FMSA's Revolving Credit Facility in 2015
6. Loss related to the extinguishment of term loans in 2017 and gain related to the discount on term loan repurchases in 2016
7. Expenses related to the announced Merger with Unimin; costs incurred in the second quarter of $144 thousand and in the third quarter of $1.3 million were not previously disclosed, as the Merger had not yet been publically announced
8. Represents loss on the curtailment of a pension plan in 2016, cash payment associated with an audit of FMSA's Employee Stock Bonus Plan in 2015, as well as expenses associated with term loan repurchases in both years

Source: Unimin's Form S-4, Company filings.

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